Exhibit 99.1

ReneSola Power Announces a Share Repurchase Transaction

Stamford, CT, January 4, 2023 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that the Company has entered into a securities repurchase agreement with ReneSola Singapore Pte. Ltd. ("ReneSola Singapore"), pursuant to which, among other things, the Company will repurchase from ReneSola Singapore 3 million ADSs at a price of $4.4 per ADS, totaling US$13.2 million through a privately negotiated transaction (the “Share Repurchase”). In addition, Shah Capital will purchase the remaining 2.05 million ADSs owned by ReneSola Singapore at a price of $4.4 per ADS, totaling $9.02 million through a privately negotiated transaction. The purchase price represents ~25% discount to SOL’s Net Asset Value as of September 30, 2022. The closing of the Share Repurchase is expected to occur within three business days from January 4, 2023, subject to standard closing conditions. After the completion of the two transactions, ReneSola Power’s primary shareholders will be all domiciled outside of China.

Mr. Yumin Liu, Renesola Power’s Director and Chief Executive Officer said, “We believe this transaction is an important milestone to our Company’s multi-year transformation into a leading global solar project developer, owner, and operator. We look forward to continuing to execute on our strategy and delivering better value for our shareholders. We are also grateful for Shah Capital’s continued backing and unabated conviction in our profitable growth strategy.”

Himanshu H. Shah, Founder and CIO of Shah Capital as well as Chairman of the Company’s Board added, “This share repurchase and ownership independence from ReneSola Singapore is a positive step forward for both ReneSola Power and its shareholders. With a proven track record, ReneSola Power continues to expand its global footprint and is well-positioned to capitalize on accelerating solar adoption across the world and making a positive impact on our environment.”

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer, owner, and operator with ~3 GW pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams in more than 10 countries. www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), including those relating to the proposed transactions, you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

The Blueshirt Group

Mr. Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com

IR.USA@renesolapower.com

IR@renesolapower.com